Pagaya Reports Fourth Quarter and Full Year 2022 Results

Full year 2022 Network Volume grew 49% year-over-year to $7.3 billion; Total Revenue and Other Income grew 58% to record $749 million, above high end of 2022 guidance; Adjusted EBITDA of ($4.8) million

Fourth quarter Network Volume grew 10% year-over-year to $1.8 billion; Total Revenue and Other Income grew 25% to $193 million; Adjusted EBITDA of ($9.0) million

Company provides 2023 financial outlook

New York, NY and Tel Aviv, Israel – February 15, 2023 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the fourth quarter and full-year of 20221.

“2022 was a record year for Pagaya,” said Gal Krubiner, Chief Executive Officer of Pagaya. “We reached over $7 billion in network volume and grew revenue by 58% to $749 million, approximately 7 times our revenue in 2020. We delivered near break-even adjusted EBITDA while operating in the most challenging credit and rate environment in our company’s history. We went public, strengthened our management team, onboarded large strategic partners, including Visa, Klarna and a top 3 auto lender and elevated our SFR offering with our first acquisition. As we continue the momentum into 2023, we will remain focused on driving further expansion and monetization of our network and achieving sustainable profitability on an adjusted EBITDA basis.”

Full Year and Fourth Quarter 2022 Financial Highlights
All comparisons are made versus the same period in 2021 unless otherwise stated
•Network Volume increased 49% to $7.3 billion in FY22 and increased 10% to $1.8 billion in 4Q22, reflecting growth from existing partners and faster growth from newer products, including auto
•Total revenue and other income increased 58% to $748.9 million in FY22 and increased 25% to $192.9 million in 4Q22, mainly due to increased fee revenue from Network Volume growth
•Net loss attributable to Pagaya shareholders of $302.3 million in FY22 and $34.0 million in 4Q22, impacted by share-based compensation expense in both periods of $241.7 million and $18.7 million, respectively. Adjusted net loss of $32.7 million in FY22 and $3.7 million in 4Q22, which excludes share-based compensation expense, a change in fair value of warrant liability, other than temporary impairment loss on certain investments, impairment of goodwill and other intangible assets, and non-recurring expenses
•Adjusted EBITDA of negative $4.8 million in FY22 and negative $9.0 million in 4Q22, reflecting investment in newer products and partners and ongoing financial markets volatility

1 The results reported herein and attached financial statements are unaudited.

2022 Business Highlights
•Expanding the network: 6 partners joined the Pagaya network in 2022, including a top 3 lender in auto and Klarna in the Company’s point-of-sale product. Pagaya’s solution is now connected to approximately 20,000 franchise and independent auto dealerships through its partners, with approximately $110 billion in auto application volume evaluated in 2022. The Company expanded its single-family rental (“SFR”) offering with the acquisition of Darwin Homes, creating a technologically sophisticated, fully integrated property technology platform
•Enabling better outcomes for partners & investors: Continued strong application flow from existing and new partners, with over 53 million applications evaluated in 2022, representing 98% growth compared to the prior year. At the same time, with the benefit of AI-driven insights, the Company proactively reduced its conversion ratio by nearly 50% year-over-year, optimizing for investor returns in this environment by shifting the portfolio to a more resilient borrower archetype
•Consistently raising capital: Raised over $7 billion in funding into financing vehicles in FY22
•Improving operating efficiency: The Company remains focused on improving profitability and driving operating leverage with increasing scale and disciplined cost management. Its operating expense ratio, defined as operating expenses excluding stock-based compensation expense as a percentage of total revenue & other income, declined from 43% in the first half of 2022 to 39% in the second half of 2022

2023 Outlook

First Quarter of 2023
Network Volume	Expected to range between $1.7 billion and $1.8 billion
Total Revenue	Expected to range between $175 million and $180 million
Adjusted EBITDA	Expected to range between negative $5 million and $0

Full Year 2023
Network Volume	Expected to range between $7.5 billion and $8.0 billion
Total Revenue	Expected to range between $775 million and $825 million
Adjusted EBITDA	Expected to range between $10 million and $25 million

Webcast
The Company will hold a webcast and conference call today, February 15, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, a copy of the accompanying presentation will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13735076. The telephone replay will be available starting shortly after the call until Wednesday, March 1st, 2023. A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies

Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the finalization of any adjustments identified by the Company’s auditors in the course of their review and audit, of the Company's financial statements for the fourth fiscal quarter and fiscal year ended December 31, 2022; the Company’s strategy and future operations, including the Company’s partnerships with certain key providers; the development, innovation, introduction and performance of, and demand for, the Company’s products and services; the Company’s ability to continue to invest in the long-term growth and scalability of its business; the Company’s future growth, investments, brand awareness, financial position, gross market value, revenue, transaction costs, operating income, provision for credit losses, and cash flows; general economic trends and trends in the Company’s industry and markets; anticipated annualized cost savings and expectations with respect to the reduction in force, including anticipated benefits and cost reductions; integration of Darwin Homes and ability to achieve anticipated benefits for such acquisition; ability to scale and increase growth in auto sector and single-family rental sector; targeted operating expense ratio for 2023; our focus on driving further expansion and monetization of our network and achieving sustainable profitability on an adjusted EBITDA basis; and the Company’s financial outlook for the first quarter and full year of 2023. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 6-K filed on August 16, 2022 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures
Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with GAAP, management uses the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes it provides an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following item:
Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses associated with the business combination with EJF Acquisition Corp. (the “Merger”).

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, non-recurring expenses associated with the Merger, interest expense, depreciation expense, and provision for income taxes.

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable GAAP amount.

In addition, outlook for the fiscal year, where adjusted, is provided on a non-GAAP basis, which Pagaya will continue to identify as it reports its future financial results. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “2023 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s GAAP financial results.

Investors & Analysts
Jency John

Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Revenue
Revenue from fees	$178,173	$144,262	$685,414	$445,866
Other Income
Interest income	14,631	10,621	57,758	28,877
Investment income (loss)	86	(153)	5,756	(155)
Total Revenue and Other Income	192,890	154,730	748,928	474,588
Costs and Operating Expenses
Production costs (1)	124,709	78,450	451,084	232,324
Research and development (2)	23,554	14,867	150,933	66,211
Sales and marketing (2)	13,974	12,063	104,203	49,627
General and administrative (1)(2)	57,350	51,536	294,213	132,235
Total Costs and Operating Expenses	219,587	156,916	1,000,433	480,397
Operating Loss	(26,697)	(2,186)	(251,505)	(5,809)
Other loss, net	(34,715)	(4,300)	(24,869)	(55,839)
Loss Before Income Taxes	(61,412)	(6,486)	(276,374)	(61,648)
Income tax expense (benefit)	(9,204)	(3,542)	16,400	7,875
Loss Including Noncontrolling Interests	(52,208)	(2,944)	(292,774)	(69,523)
Less: Net income (loss) attributable to noncontrolling interests	(18,210)	7,512	9,547	21,628
Loss Attributable to Pagaya Technologies Ltd.	$(33,998)	$(10,456)	$(302,321)	$(91,151)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(33,998)	$(10,456)	$(302,321)	$(91,151)
Less: Undistributed earnings allocated to participated securities	—	(6,064)	(12,205)	(19,558)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(33,998)	$(16,520)	$(314,526)	$(134,321)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (3)	$(0.05)	$(0.08)	$(0.69)	$(0.69)
Non-GAAP adjusted net income (loss) (4)	$(3,683)	$380	$(32,664)	$37,259
Non-GAAP adjusted net income (loss) per share:
Basic (3)	$(0.01)	$0.00	$(0.07)	$0.19
Diluted (3)	$(0.01)	$0.00	$(0.07)	$0.14
Weighted average shares outstanding (Class A and Class B):
Basic (3)	688,165,887	197,751,810	459,044,846	195,312,586
Diluted (3)	697,441,165	448,116,776	699,631,838	262,995,525

(1) Certain amounts included for the three months ended December 31, 2021 in Production costs have been reclassified to be included in General and administrative expenses in order to conform to the presentation for the 2022 periods and year ended December 31, 2021. The effect of the reclassification on the Company’s previously reported unaudited condensed consolidated interim financial statements for each of the three months ended September 30, 2021, June 30, 2021 and March 31, 2021 is a decrease in Production costs and a corresponding increase in General and administrative expenses of approximately $11.0 million, $8.9 million and $7.8 million for the three months ended September 30, 2021, June 30, 2021, and March 31, 2021, respectively. The reclassification has no other effect on the previously reported financial position, net loss, and cash flows for the 2021 periods.

(2) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Research and development	$4,886	$800	$81,337	$27,042
Selling and marketing	3,843	1,048	58,377	18,458
General and administrative	9,953	2,963	101,975	22,285
Total	$18,682	$4,811	$241,689	$67,785
(3) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(4) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this and adjusted EBITDA, another non-GAAP measure.

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
(In thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$309,793	$190,778
Restricted cash	22,539	7,000
Short-term deposits	—	5,020
Fees receivable	59,219	32,332
Investments in loans and securities	1,007	5,142
Prepaid expenses and other current assets	27,258	6,263
Total current assets	419,816	246,535
Restricted cash	4,744	6,797
Fees receivable	38,774	19,208
Investments in loans and securities	462,969	277,582
Equity method and other investments	25,894	14,841
Right-of-use asset	61,077	—
Property and equipment, net	31,663	7,648
Deferred tax assets, net	—	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	142	—
Total non-current assets	625,263	343,723
Total Assets	$1,045,079	$590,258
Liabilities, Redeemable convertible preferred shares, and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,739	$11,580
Accrued expenses and other liabilities	49,496	17,093
Operating lease liability - current	8,530	—
Secured borrowing - current	61,829	—
Income taxes payable - current	6,424	—
Total current liabilities	128,018	28,673
Non-current liabilities:
Warrant liability	1,400	27,469
Revolving credit facility	15,000	—
Secured borrowing - non-current	77,802	37,905
Operating lease liability - non-current	49,097	—
Income taxes payable - non-current	7,771	11,812
Deferred tax liabilities, net - non-current	568	—
Total non-current liabilities	151,638	77,186
Total liabilities	279,656	105,859
Redeemable convertible preferred shares	—	307,047
Shareholders’ equity (deficit):
Additional paid-in capital	968,432	113,170
Accumulated other comprehensive income loss	(713)	—
Accumulated deficit	(414,199)	(111,878)
Total Pagaya Technologies Ltd. shareholders’ equity	553,520	1,292
Noncontrolling interests	211,903	176,060
Total shareholders’ equity	765,423	177,352
Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	$1,045,079	$590,258

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss including noncontrolling interests	$(292,774)	$(69,523)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(5,756)	155
Loss on sale of equity method investments	—	421
Depreciation and amortization	6,294	815
Share-based compensation	241,689	67,785
Fair value adjustment to warrant liability	(11,088)	53,019
Issuance of ordinary shares related to commitment shares	1,000	—
Loss on investments in loans and securities	15,007	—
Loss on loans held-for-investment	10,651	—
Other than temporary impairment of investments in loans and securities	33,704	—
Impairment of goodwill and other intangible assets	3,209	—
Change in operating assets and liabilities:
Fees and other receivables	(46,453)	(27,555)
Deferred tax assets, net	5,681	(3,378)
Deferred tax liabilities, net	568	—
Prepaid expenses and other assets	(23,227)	(4,738)
Right-of-use asset	7,742	—
Accounts payable	(9,841)	10,999
Accrued expenses and other liabilities	32,403	13,407
Operating lease liability	(11,192)	—
Income tax payable	2,383	8,404
Net cash (used in) provided by operating activities	(40,000)	49,811
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	112,897	28,904
Short-term deposits	5,020	53,412
Equity method and other investments	453	8,925
Payments for the purchase of:
Investments in loans and securities	(355,633)	(202,366)
Property and equipment	(22,406)	(6,624)
Equity method and other investments	(5,750)	(22,991)
Net cash used in investing activities	(265,419)	(140,740)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	172,645
Proceeds from issuance of ordinary share warrants, net	—	20,807
Proceeds from secured borrowing	139,413	37,905
Proceeds received from noncontrolling interests	105,469	151,035
Proceeds from revolving credit facility	42,100	—
Proceeds from exercise of stock options	1,617	346
Proceeds from exercise of redeemable convertible preferred shares warrants	—	400
Distribution made to noncontrolling interests	(77,764)	(81,548)
Distribution made to revolving credit facility	(27,100)	—
Distribution made to secured borrowing	(37,687)	—
Payment for deferred offering costs	—	(11,966)
Net cash provided by financing activities	437,920	289,624
Net increase in cash, cash equivalents and restricted cash	132,501	198,695
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$337,076	$204,575

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(33,998)	$(10,456)	$(302,321)	$(91,151)
Adjusted to exclude the following:
Share-based compensation	18,682	4,811	241,689	67,785
Fair value adjustment to warrant liability	(1,680)	1,542	(11,088)	53,019
Other than temporary impairment loss on certain investments	8,836	—	8,836	—
Impairment of goodwill and other intangible assets	3,209	—	3,209	—
Non-recurring expenses	1,268	4,483	27,011	7,606
Adjusted Net Income (Loss)	(3,683)	380	(32,664)	37,259
Adjusted to exclude the following:
Interest expenses	1,716	—	5,136	—
Provision for income tax	(9,204)	(3,542)	16,400	7,875
Depreciation and amortization	2,217	326	6,294	815
Adjusted EBITDA	$(8,954)	$(2,836)	$(4,834)	$45,949